SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP ONE MANHATTAN WEST NEW YORK, NEW YORK 10001 TEL: (212) 735-3000 FAX: (212) 735-2000 www.skadden.com July 12, 2024

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Brian Szilagyi

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Altaba Inc. (the “Company”)
Certified Shareholder Report of Registered Management Investment
Companies on Form N-CSR
File No. 811-23264

Dear Mr. Szilagyi:

Thank you for your comments received on June 14, 2024, regarding the Certified Shareholder Report of Registered Management Investment Companies on Form N-CSR (the “Shareholder Report”) filed by Altaba Inc. (the “Company”) on February 15, 2024. The Company has considered your comments and has authorized us to make on its behalf the responses and changes to the Company’s Shareholder Report discussed herein. Each of your comments is set forth below in bold and is followed by the Company’s response. These changes are reflected in an amendment to the Shareholder Report, which the Company has filed today. Capitalized terms not defined herein have the meanings set forth in the Shareholder Report.

* * * *

Comment 1:	Form N-CSR was updated in January 2022 to include Items 4(i) and 4(j), which are required to be addressed whether or not the response is “not applicable.” Please respond to these items.

Response 1:	The Company has answered Items 4(i) and 4(j) as requested.

Comment 2:

The disclosure in Item 11(b) refers to a quarter covered by the Shareholder Report. Please use the language provided for in Form N-CSR, which refers to a period covered by the Shareholder Report. Please confirm there have been no changes to the Company’s internal control over financial reporting that occurred during the period covered by the Shareholder Report.

Brian Szilagyi

July 12, 2024

Response 2:

The requested change to the disclosure has been made. The Company confirms there were no changes to its internal control over financial reporting that occurred during the period covered by the Shareholder Report.

Comment 3:

Item 4(d) of the Company’s certifications does not refer to the correct time period. Item 4(d) requires disclosure of any changes in the Company’s internal control over financial reporting that occurred during the period covered by the Shareholder Report. Please include the correct form of certifications and ensure that the certifications are updated to the current date.

Response 3:	The requested change to the disclosure has been made and the date of the certificate has been updated.

Comment 4:

Item 19(a)(3) of Form N-CSR requires a separate certification for each principal executive officer and principal financial officer of the Company, even if the same person serves in both capacities. Please include separate certifications for each principal executive officer and each principal financial officer even though both positions are filled by the same person, use those precise titles on the respective certificates and ensure that the certifications are updated to the current date.

Response 4:	The Company has included separate certificates for each officer by title, used those precise titles on the respective certificates and dated them with the current date.

If you have any questions or comments or require any additional information in connection with the above, please telephone me at (212) 735-3406.

Sincerely,

/s/ Michael K. Hoffman
Michael K. Hoffman

cc:	Alexi A. Wellman, CEO, CFO and Accounting Officer of the Company

Rebecca Shires, Vice President of Finance of the Company